APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)



VILLAGE BOX CAFÉ BAR & GRILL

Balance Sheet - unaudited
For the period ended [ENTER DATE HERE]

Village Box Café Bar & Grill has no other outstanding debt or equity.

The capital raised through Mainvest will make up a significant portion of the Village Box Cafe, LLC's fundraising. However, Village Box Cafe, LLC may require additional funds from alternate sources at a later date.

	2019		2020	
	[December 31]		**[December 2020]**	
ASSETS				
Current Assets:				
Cash	$	-	$	-
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		-		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets	$0.00	-	$0.00	-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		-		-
Computer Equipment		-		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets	$0.00	-	0.00	-
Other Assets:				
Trademarks		-		-
Patents		-		-

Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	-	$	-
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-
Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		-		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	$ 0.00	-	$ 0.00	-
Balance Sheet Check		-		-

Forecast financial performance is not necessarily predictive of future performance.

When evaluating this investment opportunity, investors should consider all factors outlined in the offering.

I, Oliver B. Mitchell III, certify that:

1. The financial statements of Village Box Cafe, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Village Box Cafe, LLC has not been included in this Form as Village Box Cafe, LLC was formed on 04/30/2020 and has not filed a tax return to date.

Signature   *Oliver B. Mitchell III*

Name: Oliver B. Mitchell III

Title: President/CEO